                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*



                           OSICOM TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  688271 40 2
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                James D. Marver
                         VantagePoint Venture Partners
                         1001 Bayhill Drive, Suite 140
                         San Bruno, California  94066
                                (415) 866-3100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                January 22, 1998
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                        ------------------
CUSIP NO.  688271 40 2                13D                     Page 2 of 10 Pages
----------------------                                        ------------------

-------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            VantagePoint Venture Partners 1996
            Tax I.D. 94-3246641
            See Item 2 for identification of general partner
-------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [_]   (b) [_]
-------------------------------------------------------------------------------
  3   SEC USE ONLY

-------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
          WC
-------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]
-------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
-------------------------------------------------------------------------------
                       7   SOLE VOTING POWER
    NUMBER                      0
      OF              ---------------------------------------------------------
    SHARES             8   SHARED VOTING POWER
 BENEFICIALLY                   1,158,750
   OWNED BY           ---------------------------------------------------------
   REPORTING           9   SOLE DISPOSITIVE POWER
    PERSON                      0
     WITH             ---------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                1,158,750
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                                1,158,750
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                                    [_]
-------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                6.1%
-------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                                PN
-------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                        ------------------
CUSIP NO.  688271 40 2                13D                     Page 3 of 10 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            VantagePoint Associates, L.L.C.
            Tax I.D. 94-3246640
            See Item 2 for identification of managing members
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [_]   (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------------
                     7   SOLE VOTING POWER
    NUMBER                    0
      OF           -------------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY                 1,158,750 (of which 1,158,750 shares are directly
   OWNED BY                   owned by VantagePoint Venture Partners 1996).
   REPORTING                  VantagePoint Associates, L.L.C. is the general
    PERSON                    partner of VantagePoint Venture Partners 1996.
     WITH          -------------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                              0
                   -------------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                              1,158,750 (of which 1,158,750 shares are directly
                              owned by VantagePoint Venture Partners 1996).
                              VantagePoint Associates, L.L.C. is the general
                              partner of VantagePoint Venture Partners 1996.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                              1,158,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                                    [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                              6.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                              OO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                        ------------------
CUSIP NO.  688271 40 2                13D                     Page 4 of 10 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James D. Marver
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [_]   (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)
                                                                    [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            United States citizen
--------------------------------------------------------------------------------
                   7   SOLE VOTING POWER
    NUMBER                  0
      OF         ---------------------------------------------------------------
    SHARES         8   SHARED VOTING POWER
 BENEFICIALLY               1,158,750 (of which 1,158,750 shares are directly
   OWNED BY                 owned by VantagePoint Venture Partners 1996).
   REPORTING                VantagePoint Associates, L.L.C. is the general
    PERSON                  partner of VantagePoint Venture Partners 1996 and
     WITH                   Mr. Marver is a managing member of VantagePoint
                            Associates, L.L.C.
                 ---------------------------------------------------------------
                   9   SOLE DISPOSITIVE POWER
                            0
                 ---------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER
                            1,158,750 (of which 1,158,750 shares are directly
                            owned by VantagePoint Venture Partners 1996).
                            VantagePoint Associates, L.L.C. is the general
                            partner of VantagePoint Venture Partners 1996 and
                            Mr. Marver is a managing member of VantagePoint
                            Associates, L.L.C.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
                            1,158,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                                    [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                            6.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                            IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

----------------------                                        ------------------
CUSIP NO.  688271 40 2                13D                     Page 5 of 10 Pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Alan E. Salzman
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) [_]   (b) [_]
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION
            Canadian citizen
--------------------------------------------------------------------------------
                   7  SOLE VOTING POWER
    NUMBER                 0
      OF         ---------------------------------------------------------------
    SHARES         8  SHARED VOTING POWER
 BENEFICIALLY              1,158,750 (of which 1,158,750 shares are directly
   OWNED BY                owned by VantagePoint Venture Partners 1996).
   REPORTING               VantagePoint Associates, L.L.C. is the general
    PERSON                 partner of VantagePoint Venture Partners 1996 and
     WITH                  Mr. Salzman is a managing member of VantagePoint
                           Associates, L.L.C.
                 ---------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER
                           0
                 ---------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                           1,158,750 (of which 1,158,750 shares are directly
                           owned by VantagePoint Venture Partners 1996).
                           VantagePoint Associates, L.L.C. is the general
                           partner of VantagePoint Venture Partners 1996 and
                           Mr. Salzman is a managing member of VantagePoint
                           Associates, L.L.C.
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           1,158,750
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES*
                                                                    [_]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                           6.1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
                           IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

          This Amendment No. 1 to Schedule 13D is being filed by and on behalf of VantagePoint Venture Partners 1996, a Delaware limited partnership ("VPVP 1996"), VantagePoint Associates, L.L.C., a Delaware limited liability company and the general partner of VPVP 1996 ("VP Associates), James D. Marver, an individual and a managing member of VP Associates, and Alan E. Salzman, an individual and a managing member of VP Associates. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in Schedule 13D, filed by the reporting persons with the Securities and Exchange Commission on or about September 10, 1997.

          Only those items amended are reported herein.

Item 5.   Interest in Securities of the Issuer

     (a) and (b)   With respect to the amount of Common Stock beneficially
owned by each reporting person, the nature of such beneficial ownership and the related percentages of the class of Common Stock, the information contained in each of the cover pages is incorporated by reference herein. The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:

          VPVP 1996 beneficially owns 1,158,750 shares of Osicom Common Stock, representing 6.1% of the outstanding Osicom Common Stock as of January 22, 1998 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          VP Associates beneficially owns 1,158,750 shares (to the extent of its pecuniary interest in such shares) of Osicom Common Stock, representing 6.1% of the outstanding Osicom Common Stock as of January 22, 1998 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          James D. Marver beneficially owns 1,158,750 shares (to the extent of his pecuniary interest in such shares) of Osicom Common Stock, representing 6.1% of the outstanding Osicom Common Stock as of January 22, 1998 (calculated pursuant to Rule 13d-3(d)(1)).(1)

          Alan E. Salzman beneficially owns 1,158,750 shares (to the extent of his pecuniary interest in such shares) of Osicom Common Stock, representing 6.1% of the outstanding Osicom Common Stock as of January 22, 1998 (calculated pursuant to Rule 13d-3(d)(1)).(1)

     (c) From January 15 through January 22, 1998, VPVP sold an aggregate of 517,000 shares of Osicom Common Stock as follows: On January 15, 1998, VPVP sold 150,000 shares of Osicom Common Stock at a price per share of $4.2781; on January 16, 1998, VPVP sold 138,000 shares of Osicom Common Stock at a price per share of $4.7473; on January 20, 1998, VPVP sold 54,000 shares of Osicom Common Stock at a price per share of $5.3837; on January 21, 1998, VPVP sold 150,000 shares of Osicom Common Stock at a price per share of $5.8115; and on January 22, 1998, VPVP sold 25,000 shares of Osicom Common Stock at a price per share of $6.25. Each of these transactions was effected through a broker on the open market.

     (d) VP Associates is the general partner of VPVP 1996. Messrs. Marver and Salzman are the members and managers of VP Associates and therefore have the power to direct its affairs, including decisions respecting the disposition of proceeds from the sale of the shares of Osicom Common Stock held by VPVP 1996. Under certain circumstances set forth in the limited partnership agreement of VPVP 1996, the general and limited partners of such partnership may have the right to receive dividends with respect to, or the proceeds from the sale of, the shares of Osicom Common Stock held by VPVP 1996.

    (e)   Not applicable.

Footnote to Item 5:
------------------

(1) All such shares are directly held and directly beneficially owned by VPVP 1996. With respect to VP Associates and Messrs. Marver and Salzman, this statement relates only to their indirect beneficial ownership of such shares. VP Associates, as the sole general partner of VPVP 1996, and Messrs. Marver and Salzman, as the managing members of VP Associates, may be deemed to share voting and investment power with VPVP 1996 with respect to such shares.

Item 7.   Material to be Filed as Exhibits

     Exhibit A    Agreement of Joint Filing

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 1998

                              VANTAGEPOINT VENTURE PARTNERS 1996, a Delaware limited partnership

                              By VANTAGEPOINT ASSOCIATES, L.L.C., a Delaware limited liability company, its General Partner


                              By:/s/ James D. Marver
                                 -----------------------------------------------
                                     James D. Marver
                                     Managing Member


                              VANTAGEPOINT ASSOCIATES, L.L.C., a Delaware limited liability company


                              By:/s/ James D. Marver
                                 -----------------------------------------------
                                     James D. Marver
                                     Managing Member


                              /s/ James D. Marver
                              --------------------------------------------------
                              James D. Marver


                              /s/ Alan E. Salzman
                              --------------------------------------------------
                              Alan E. Salzman

                                 EXHIBIT INDEX

     Exhibit A   Agreement of Joint Filing